GLOBAL corporate compliance

November 21, 2006

06018976

Securities & Exchange Commission
450 Fifth Street NW
Washington, DC 20549
USA

Attention: Office of International Corporate Finance

Dear Sirs:

Re: Globel Direct Inc.
File No. 82-5084

Please accept for filing the following documents that include information required to be made public:

1. Interim Financial Statements for the period ended August 31, 2006
2. CFO Certification for the period ended August 31, 2006
3. CEO Certification for the period ended August 31, 2006
4. Management's Discussion and Analysis for the period ended August 31, 2006

Yours truly,

GLOBAL CORPORATE COMPLIANCE INC.

Suzanne Ferguson
Administrative Assistant

encl.

82-5084

GLOBEL
DIRECT

Combining Talent, Technology and Experience to Deliver More

Interim Financial Statements

For the First Quarter Ended August 31, 2006

These financial statements have not been reviewed by our auditors Grant Thornton LLP



quali t y
r eputation
sec u rity
cu s tomer focus
exper t ise

GLOBEL
D I R E C T

Interim Financial Statements

For the First Quarter Ended August 31, 2006

These financial statements have not been reviewed by our auditors Grant Thornton LLP

GLOBEL DIRECT

GLOBEL DIRECT, INC.
Consolidated Balance Sheets
(unaudited)

	Fiscal Period ended August 31 2006	May 31 2006
ASSETS		
Current Assets		
Cash	$ 29,614	$ -
Accounts Receivable	1,122,504	1,424,110
Inventory	65,572	65,300
Deposits and prepaid expenses	205,181	359,531
Total Current Assets	1,422,871	1,848,941
Capital assets	1,743,751	1,837,182
Long-term receivable	50,000	50,000
Investments at cost	24,282	24,282
Deferred financing costs	104,208	115,671
Deferred development costs	104,480	104,480
Total Assets	$ 3,449,592	$ 3,980,556
LIABILITIES		
Current Liabilities		
Bank overdraft	$ -	$ 49,362
Payables and accruals	1,847,636	1,843,937
Postage advances	491,919	610,368
Current portion of long-term debt	446,767	445,899
Current portion - deferred lease inducement	20,000	20,000
Total Current Liabilities	2,806,322	2,969,566
Deferred lease inducement	63,332	68,333
Long-term debt and capital leases (note4)	1,956,166	2,001,630
Shareholder loans (note 5)	60,000	-
Convertible debenture - long-term portion (note6)	1,247,217	1,247,217
Total Liabilities	$ 6,133,037	$ 6,286,746
SHAREHOLDERS' EQUITY		
Share capital (note 3)	$ 9,951,896	$ 9,951,896
Contributed surplus	91,560	85,830
Retained earnings	(12,726,901)	(12,343,916)
Total Shareholders' Equity	$ (2,683,445)	$ (2,306,190)
Total Liabilities & Equity	$ 3,449,592	$ 3,980,556

(Signed) "J.R. Richardson" Director

(Signed) "Daryl H. Gilbert" Director

b. **Issued and outstanding:**

Common:

	Number of Shares	Amount
Balance , May 31, 2006	62,148,973	$8,366,641
Issued during the period	0	$0
Balance, August 31, 2006	62,148,973	$8,366,641
Series A Second Preferred shares:		
Balance, May 31, 2006	249,914	$132,810
Issued during the period	0	$0
Balance, August 31, 2006	249,914	$132,810
Series B Second Preferred shares:		
Balance, May 31, 2006	750,000	$750,000
Issued during the period	0	$0
Balance, August 31, 2006	750,000	$750,000
Series C Second Preferred shares:		
Balance, May 31, 2006	750,000	$750,000
Issued during the period	0	$0
Balance, August 31, 2006	750,000	$750,000
Equity portion of convertible debentures	0	$462,783
Less: Share issuance costs - prior		$460,801
-during the period		$0
Bifurcation of Issuance costs of convertible debentures	0	$49,537
Share capital, August 31, 2006		**$9,951,896**

c. **Per share amounts:** Per share amounts are calculated based on the weighted average number of common shares outstanding during the period of 62,148,973 (2005 – 34,134,218). Diluted per share amounts have not been presented as they are anti-dilutive.

d. **Warrants:** There were no warrants issued during the period, and there were no warrants outstanding at May 31, 2006.

4. Long Term Debt

	Aug 31/06	May 31/06
Note payable, unsecured, relating to a court settlement repayable in monthly installments of $5,000 commencing June 1, 2003 through June 1, 2007, with a one time $40,000 payment on October 1, 2003.	$50,000	$65,000
Long-term payable, unsecured, relating to a settlement, repayable by monthly payments to begin in September, 2006 for a term of 48 months of blended principal and interest payments of $9,979 per month. Interest does not begin to accrue until September, 2006	$385,000	$385,000
Operating loan as renegotiated from operating line of credit in July, 2005, in exchange for a first charge against the company's accounts receivable. This operating loan bears an annual effective interest rate of 19.25% and requires monthly interest payments and monthly principal repayments ranging from $3,000 to a maximum of $11,000 per month. There is no set final repayment date.	$1,368,970	$1,379,191
Capital lease for equipment beginning November, 2005 for 60 months. Blended payments of $12,870 are due monthly, with the exception of May, 2006 and November, 2006 where the payment is $137,870. The capital lease is secured by the equipment on the capital lease.	$598,963	$618,338
	$2,402,933	$2,447,529
Less: portion due within one year	(446,767)	(445,899)
	$1,956,166	$2,001,630

Future principal repayments are due as follows:

2007 remainder	$401,303
2008	329,239
2009	346,486
2010	371,304
2011 and thereafter	954,601

8. Stock-based Compensation

Under the employee stock option plan, the Company may grant options to its officers, directors, employees and consultants up to 10% of the issued and outstanding common shares. Options granted under the plan have a maximum term of 5 years, with vesting terms and conditions determined by the board of directors when granted. The exercise price of each option shall be no less than the market price of the Company's shares at the grant date of the options.

a) April 3, 2006, the Company issued 4,375,000 options to purchase common shares of the Company at $0.10 per share, to its officers and senior employees. These options have a term of 5 years, and are vested evenly over the first 3 years of the term. 1,458,332 options are exercisable as at August 31, 2006.

b) April 3, 2006, the Company issued 300,000 options to purchase common shares of the Company at $0.10 per common share, to its consultants. These options have a term of 2 years, with no vesting requirements, and all were exercisable as at August 31, 2006.

c) The Company is required to record an expense in the period issued. The fair value of these options was estimated to be $5,730 for the quarter, which was recorded as a general and administrative expense during the quarter, with an equal amount credited to contributed surplus. The weighted average fair market value of warrants granted for the year ended May 31, 2006 was $0.10 per option. The fair value of each option was estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

Risk free rate 4%

Estimated hold period to exercise 2 – 5 years

Volatility in the price of the Company's shares 128%

82-5084

MODIFIED FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Leslie R. Byle, Chief Financial Officer of Globel Direct, inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Globel Direct, inc., (the issuer) for the interim period ending August 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: October 30, 2006

(signed) "Leslie R. Byle"
Leslie R. Byle, CGA
Chief Financial Officer
Globel Direct, inc.

82-5084

MODIFIED FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, J. R. Richardson, Chief Executive Officer of Globel Direct, inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Globel Direct, inc., (the issuer) for the interim period ending August 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: October 30, 2006

(signed) "J. R. Richardson"
J. R. Richardson
Chief Executive Officer
Globel Direct, inc.

82-5084

GLOBEL
DIRECT

Combining Talent, Technology and Experience to Deliver More

Management Discussion & Analysis –Form 51-102F1



For the First Quarter
Ended August 31, 2006

These financial statements have not been reviewed by our auditors Grant Thornton LLP

quali t y
r eputation
sec u rity
cu s tomer focus
exper t ise

Production expenses during the fist quarter decreased to $1.03 million from $1.08 million a year earlier, resulting in an increase to gross margins for the quarter from 41% for last year's quarter to 44% for the latest quarter, which is consistent with Globel's current fiscal year trend to improve gross margins through fixed cost containment, and towards a more revenue driven model.

Administrative expenses of $0.73 million were incurred for the first quarter of the current fiscal year as compared with $0.74 million for the prior year's quarter. Selling and marketing expenses increased considerably to $0.22 million for the current quarter, compared with $0.13 million for the prior year. This increase is due primarily to the current labour market and Management is working diligently to build a sales force that will drive additional revenue growth for future periods.

Bank charges and interest expense have increased to $0.15 million from $0.11 million for the prior years quarter. This increase is due to the new convertible debentures secured at the end of the prior years second quarter. Amortization expenses have increased slightly to $0.10 million, compared with $0.75 million from the prior year, due to capital assets acquired through capital leases at the end of the second quarter of the prior year.

EBITDA for the first quarter, yielded a negative $0.14 million, compared with a negative $0.13 million from last years first quarter. Management anticipates that incremental revenue increases will be the catalyst needed to move current EBITDA to positive levels as gross margins continue to increase.

Loss from operations and net loss was reported for the first quarter ended August 31, 2006 of $0.38 million. The same period last year had a loss from operations and a net loss of $0.31 million. The net losses of the current year are primarily related to Globel's fixed infrastructure, which has been maintained to certain levels in order to support the Company's longer-term objective of restoring profitability and growth.

Liquidity and Capital Resources

Working capital at the end of the first quarter was negative $1.38 million, compared with negative $1.12 million at the most recent fiscal year end of May 31, 2006, for a decline of $0.26 million year-to-date. The Company's working capital ratio at August 31, 2006 was 0.51 to 1.0 versus 0.62 to 1.0 from the most recent fiscal year end. Total current liabilities have decreased to $2.81 million from $2.97 million at May 31, 2006.

During the first quarter ended August 31, 2006 Globel repaid $0.045 million of its long-term debt and capital leases, and received new shareholder loans of $60,000 to supplement current working capital requirements. Total liabilities have decreased to $6.13 million from $6.29 million at the most recent year ended May 31, 2006, a decrease of $0.15 million over the period. Total assets of the Company have decreased to $3.45 million, a decline of $0.53 million since the year-end total of $3.98 million.

Off-Balance Sheet Arrangements

Under the terms of operating leases for premises, including operating costs, and equipment, the Company is obligated to make the following minimum payments:

	Premises	Equipment	Total
2007 remainder	$ 384,140	$ 123,294	$ 507,434
2008	463,052	56,316	519,368
2009	411,761	30,476	442,237
2010	435,238	864	436,102
2011 and thereafter	377,784	-	377,784
	$ 2,071,975	$ 210,950	$ 2,282,925

Related Parties Transactions

During the first three months, the Company paid rent and operating costs in the amount of $101,860 (2005 - $95,436) to a company with common officers, directors and shareholders, of which $3,754 (2005 - $20,247) was included in accounts receivable.

These transactions are measured at the exchange amount, which was the amount of consideration established and agreed upon by the related parties.

Share Capital

a) Authorized:

Unlimited number of Common shares
Unlimited number of First preferred non-cumulative shares
Unlimited number of Second preferred non-cumulative shares
Unlimited number of Series A non-cumulative non-voting first preferred shares
Unlimited number of Series A non-cumulative non-voting second preferred shares
Unlimited number of Series B non-cumulative non-voting second preferred shares
Unlimited number of Series C non-cumulative non-voting second preferred shares

b) Issued:

Common:	Number of Shares	Amount
Balance, May 31, 2006	62,148,973	$8,366,641
Issued during the period	0	$0
Balance, August 31, 2006	62,148,973	$8,366,641
Preferred:		
Balance, May 31, 2006	1,749,914	$1,632,810
Issued during the period	0	$0

Balance, August 31, 2006	1,749,914	$1,632,810
Equity portion of convertible debentures		$462,783
Less: Share issue costs		
Balance, May 31, 2006		$460,801
Incurred during the period		$0
Balance, August 31, 2006		$460,801
Bifurcation of Issuance costs of convertible debentures		$49,537
Total share capital, August 31, 2006		**$9,951,896**

c) Per share amounts are calculated based on the weighted average number of common shares outstanding during the period of 62,148,973 (2005 – 34,134,218). Diluted per share amounts have not been presented as they are anti-dilutive.

d) There were no warrants issued during the period, and there were no warrants outstanding as at May 31, 2006.

Changes in Accounting Policies

There have been no changes from policies in effect as at May 31, 2006, the Company's latest annual audited financial statements.

Forward-looking Statements

Periodically Globel Direct and its representatives make written and spoken forward-looking statements, including those contained in this Quarterly Report. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results expressed or implied by these statements. Such factors include, but are not limited to, the following: general economic and business conditions, changes in demand for Globel's services, changes in competition, the ability of Globel to integrate acquisitions or complete future acquisitions, access to capital, interest rate fluctuations, its dependence on a small number of clients for a large proportion of overall revenues and changes in government regulation. In light of these and other uncertainties, the forward-looking statements included in this report should not be regarded as a representation by Globel that the Company's plans and objectives will be achieved.

Risks and Uncertainties

The market for the Company's direct marketing and business communications solutions is highly competitive, characterized by ongoing technological development and rapid changes in customer requirements. The Company's future success will depend on its ability to continue to enhance its current products and to develop and introduce, in a

GLOBEL
DIRECT

Outlook

Fiscal 2007 is expected to deliver continued improvements to its profit margins, and to deliver revenue growth, through the mining of additional sources of revenue through existing clients and through successful negotiations acquiring new and win-back clients. The company's management continues to work towards the building of a sustainable business model, which will allow the Company's excess operating capacity to be fully utilized and thus enhance shareholder value.

Directors and Officers

J.R. Richardson – President, Chief Executive Officer, Director
Daryl H. Gilbert – Director
R. David Webster – Director
Michael Goffin - Director
Sandi K. Gilbert – Senior Vice President, Strategy
Leslie R. Byle – Chief Financial Officer

Investor Relations Contact

J.R. Richardson – President, Chief Executive Officer, Director
1324 – 36 Avenue NE
Calgary, AB T2E 8S1
Phone: (403) 531-6550
Fax: (403) 531-6560
Toll Free: 1-800-551-5721
Email: jr.richardson@globel.com